

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via Mail
Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re:** **SMSA Treemont Acquisition Corp.**
> **Amendment No. 3 to Form 8-K**
> **Filed on November 3, 2011**
> **File No. 000-54096**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed November 3, 2011

General

1.   We note your response to comment two of our letter dated October 6, 2011, and we reissue it in part. Please revise to clarify the following:
  •   Please add a description of the arrangement in which Mr. Xuchun Wang holds interests, direct and indirect, in Shandong Xiangrui, the Yiseng Management and Consulting (the "WFOE"), and the Company on behalf of the shareholders of the Ruixing Group, including all material terms.
  •   Please describe whether there are any other principal shareholders of the Ruixing Group, as we note you only disclose 6 of the 32 shareholders owning 53% of the Ruixing Group on page 6.

- Please clarify what you mean by "mutual understanding and trust" and "for purposes of administrative expedience," as it relates to buy-out, as described on page 6.
- Please clarify how the Ruixing Group shareholders maintain investment or voting power over the shares held by Mr. Xuchun Wang on their behalf in Shangdong Xiangrui and the shares of the Company underlying his option agreement with Mr. Chongxin Xu.
- Please clarify whether such oral arrangements are enforceable upon Mr. Xuchun Wang by the Ruixing Group shareholders.
- Please clarify whether there is an arrangement to eventually distribute shares held by Mr. Xuchun Wang to the shareholders of the Ruixing Group.

2.   Please revise to provide a description of the oral agreements, referred to as "mutual understanding and trust and no written document" in your response letter, as they relate to shares held by Mr. Xuchun Wang on behalf of the shareholders of the Ruixing Group. We note that you appear to refer to such agreements on pages 4 and 6 as the December 20, 2008 buy-out or informal spin-off and the option agreement, respectively. Also, please file a summary these oral agreements, pursuant to Item 601 of Regulation S-K. Please refer to Compliance & Disclosure Interpretations Question 146.04 for guidance.

3.   We note your response to comments 3 and 4 of our letter dated October 6, 2011 and the statement that the Company's current management team "is very similar to the management team of Shandong Xiangrui." Please revise to address what barriers there are, if any, to the beneficial owners making changes that would entirely or substantially remove the alignment and "similar[ity]" between the management teams. Further, please clarify what the "limited" powers of Messrs. Zhongzhang Li and Zhiyong Wang are as the management of the WFOE. Also, please clarify Mr. Xu's powers as acting nominee for the Ruixing Group shareholders and whether he has any real control over the Company or any of its subsidiaries.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director